SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETOFILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

drugstore.com, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

262241102

(Cusip Number)

Amazon.com, Inc.

Attention: General Counsel

410 Terry Avenue North

Seattle, Washington 98109-5210

(206) 266-1000

Copy to:

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7, for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 pages; continued on following pages)

CUSIP No. 262241102	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Amazon.com, Inc. 91-1646860
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,963,339(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,963,339(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,963,339(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3% (2)
14	TYPE OF REPORTING PERSON CO
(1)	These shares are held of record by Amazon.com NV Investment Holdings, Inc., a wholly owned subsidiary of Amazon.com, Inc.
(2)	This calculation is based on a total of 105,799,646 shares of the issuer’s common stock outstanding as of May 7, 2010, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 14, 2010.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D is being filed to report that, due solely to an increase in the total number of shares outstanding of common stock, $0.0001 par value per share (the “drugstore.com Common Stock”), in drugstore.com, inc., a Delaware corporation (“drugstore.com” or the “issuer”), the percentage of drugstore.com Common Stock beneficially owned by Amazon.com, Inc. (“Amazon.com”) has decreased. Amazon.com has not disposed of any shares of drugstore.com Common Stock since the date of its Amendment No. 2 to this Schedule 13D.

The principal executive and business office of drugstore.com is located at 411 108th Avenue NE, Suite 1400, Bellevue, Washington 98004.

ITEM 2.	IDENTITY AND BACKGROUND.

This Amendment No. 3 to Schedule 13D is filed by Amazon.com, a Delaware corporation, whose principal business is online retail merchandising. The address of Amazon.com’s principal business office is 410 Terry Avenue North, Seattle, Washington 98109-5210.

The information contained in Item 2 relating to the directors and executive officers of Amazon.com is hereby amended as set forth in Exhibit 99.1 to this Amendment No. 3 to Schedule 13D.

During the last five years, neither Amazon.com nor, to the best knowledge of Amazon.com, any person named in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in Exhibit 99.1 is a citizen of the United States of America, with the exception of Mr. Monié, who is a citizen of France, and Mr. Piacentini, who is a citizen of Italy.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) As of the date of this Amendment No. 3 to Schedule 13D, Amazon.com beneficially owns 12,963,339 shares of drugstore.com Common Stock. Based on 105,799,646 shares of drugstore.com Common Stock outstanding as of May 7, 2010, Amazon.com’s beneficial ownership represents approximately 12.3% of the total outstanding shares of drugstore.com Common Stock. Amazon.com does not beneficially own any outstanding shares of drugstore.com Common Stock other than these 12,963,339 shares of drugstore.com Common Stock. The beneficial ownership of drugstore.com Common Stock by Amazon.com’s directors and executive officers is set forth in Exhibit 99.1 to this Amendment No. 3 to Schedule 13D. Except with respect to the 12,963,339 shares of drugstore.com Common Stock, Amazon.com disclaims beneficial ownership of all shares of drugstore.com Common Stock beneficially owned by any of its executive officers and directors.

(b) Amazon.com has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, 12,963,339 shares of drugstore.com Common Stock. The voting and dispositive power over drugstore.com Common Stock held or shared by Amazon.com’s directors and executive officers is set forth in Exhibit 99.1 to this Amendment No. 3 to Schedule 13D.

(c) Not applicable.

(d) No other person is known to Amazon.com to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of drugstore.com Common Stock beneficially owned by Amazon.com on the date of this Amendment No. 3 to Schedule 13D.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

99.1	Information Regarding Amazon.com’s Directors and Executive Officers

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2010	AMAZON.COM, INC.

/s/ Shelley Reynolds
	By:	Shelley Reynolds
	Title:	Vice President, Worldwide Controller (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

99.1	Information Regarding Amazon.com’s Directors and Executive Officers